Exhibit 99.1

LEIFRAS Co., Ltd. Appoints Forvis Mazars as Its Independent Registered Public Accounting Firm

Appointment Supports a Unified Japan-U.S. Audit Framework, Enhancing Governance, Operational Efficiency and Long-Term Capital Markets Readiness

TOKYO, Aug. 25, 2026 /PRNewswire/ – LEIFRAS Co., Ltd. (Nasdaq: LFS) (the “Company” or “Leifras”), a sports and social business company dedicated to youth sports and community engagement and Japan’s leading operator of children’s sports schools and school club activity support businesses, today announced that its audit and supervisory committee and board of directors, at meetings held on July 13, 2026 and August 14, 2026, respectively, approved the appointment of Forvis Mazars Japan Audit LLC (“Forvis Mazars”) as its new independent registered public accounting firm, to be effective following completion of review of the Company’s financial information for the third quarter of the fiscal year ending December 31, 2026 by the Company’s current independent registered public accounting firm. The appointment marks the commencement of a phased transition toward a unified audit framework across Japan and the United States, strengthening the Company’s corporate governance and operational efficiency while supporting its previously announced potential dual listing on the Tokyo Stock Exchange.

Leifras has historically engaged two separate audit firms for its audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States and its statutory audit under the Companies Act of Japan. By consolidating its audit activities within a single global audit organization, Leifras expects to strengthen governance oversight, streamline regulatory compliance, improve audit coordination, and enhance the consistency and efficiency of its financial reporting processes.

Forvis Mazars is selected following a comprehensive evaluation of its global audit capabilities, international network, extensive experience serving publicly listed companies, and ability to provide coordinated audit services across multiple jurisdictions. The Company believes that Forvis Mazars’ combination of PCAOB expertise and strong understanding of Japan’s regulatory environment positions the firm well to support Leifras’ continued growth as a public company.

By streamlining audit procedures, Leifras believes the transition will also optimize audit-related costs over the medium to long term. The Company intends to reinvest the cost savings generated through the transition to further improve corporate governance, strengthening its accounting infrastructure and governance capabilities.

Looking ahead, Leifras plans to continue enhancing its governance infrastructure and financial reporting processes in accordance with international best practices. The Company remains committed to delivering sustainable growth while reinforcing the confidence of shareholders, customers, employees, regulators, and local communities it serves.

About LEIFRAS Co., Ltd.

Headquartered in Tokyo, Leifras is a sports and social business company dedicated to youth sports and community engagement. The Company primarily provides services related to the organization and operations of sports schools and sports events for children. As of December 31, 2025, Leifras was recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities by Tokyo Shoko Research. The Company’s approach to sports education emphasizes the development of non-cognitive skills, following the teaching principle “acknowledge, praise, encourage, and motivate.” The holistic approach that integrates physical and mental development sets Leifras apart in the industry. Building upon deep experience and know-how in sports education, Leifras also operates a robust social business sector, dispatching sports coaches to meet various community needs with the aim to promote physical health, social inclusion, and community well-being across different demographics.

For more information, please visit the Company’s website: https://ir.leifras.co.jp/.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the annual report and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

LEIFRAS Co., Ltd.

Investor Relations Department

Email: IR@leifras.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com